File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

3 November 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Radar Research Limited – Company no. 3980540 – Annual report and accounts for the year ended 31 December 2004.
2. Metra Sofres Limited – Company no. 1747750 – Annual report and accounts for the year ended 31 December 2004.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

F/N: 82-4668

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF14 3UZ

By Securicor Diamond

3 Novmeber 2005

Dear Sir/Madam

Company name	Registered no.
Radar Research Limited	3980540
Metra Sofres Limited	1747750

I enclose a copy annual report for the year ended 31 December 2004, in connection with the above-named company in loose-leaf format.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

F/N: 824668

RECEIVED
2005 NOV -8 P 1:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Radar Research Limited

Report and accounts

for the year ended

31 December 2004

Reg No 3980540

F/N: 82-4668

Radar Research Limited

Report and accounts

For the year ended 31 December 2004

F/N: 82-4668

Radar Research Limited

Directors' report

For the year ended 31 December 2004

The directors present their report together with the audited financial statements of the company for the year ended 31 December 2004.

Principal activities, business review and future developments

The company ceased to trade and became dormant on 31 July 2002. However, the property held under operating lease was sublet for the remainder of the head lease on 31 January 2003, with the rental income from the sublet covering the lease commitment held by the company. The lease is due to expire in August 2005.

Going Concern

The financial statements, which appear on pages 6 to 13, have not been prepared on a going concern basis as cessation of trade occurred on 31 July 2002.

Results and dividends

The company's profit for the financial year was £1,000 (2003: £82,000). The directors do not recommend the payment of a dividend for the year. (2003: £nil).

Directors

The directors of the company during the year are listed below:

M W Penford
M Tims
J Passingham

Directors' interests in shares of the company

Directors' interests in the share capital of the ultimate parent undertaking, Taylor Nelson Sofres Plc, as recorded in the register of directors' interests were:

		Number of shares			
	Plan	1 Jan 2004	Granted	Exercised	31 Dec 2004
M.W. Penford	A	10,829	-	-	10,829
	B	240,000	80,000	-	320,000
	C	100,000	-	100,000	-
J. Passingham	A	2,592	-	-	2,592
	B	180,000	80,000	-	260,000
		533,421	160,000	100,000	593,421

Radar Research Limited

Directors' report

For the year ended 31 December 2004

Directors' interests in shares of the company (continued)

Details of the Share Options Plan (Plan A), Executive Share Option Plan (Plan B) and Long Term Incentive Plan (Plan C) are disclosed in the ultimate parent undertaking accounts, Taylor Nelson Sofres plc.

The directors' interests in the ordinary shares of Taylor Nelson Sofres plc were: -

	31 Dec 2004	31 Dec 2003
Mike Penford	39,102	39,102
Judith Passingham	-	-

With the exception of the interests disclosed above, no director had any interest in the shares or debentures of any group company at either 31 December 2004 or 31 December 2003.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

F/N: 82-4668

Radar Research Limited

Directors' report

For the year ended 31 December 2004

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal
Company Secretary
Westgate, London W5 1UA
31 October 2005

F/N: 82-4668

Radar Research Limited

Independent auditors' Report to the members of Radar Research Limited

For the year ended 31 December 2004

We have audited the financial statements which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors` responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

F/N: 82-4668

Radar Research Limited

Independent auditors' Report to the members of Radar Research Limited

For the year ended 31 December 2004

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Basis of Preparation

We draw your attention to Note 1 of the Accounts, which explains that the company ceased trading during 2002. Accordingly the going concern basis of accounting is no longer appropriate. Therefore all assets and liabilities are stated at their net realisable value and are classified as current. Our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

31 October 2005

C/N: 82-4668

Radar Research Limited

Profit and loss account

For the year ended 31 December 2004

	Notes	2004	2003
		£000	£000
Turnover		-	-
Cost of sales		-	-
Gross profit/(loss)		-	-
Administrative expenses		(117)	(31)
Other operating income		118	113
Operating profit		1	82
Profit on ordinary activities before taxation	2	1	82
Taxation on profit on ordinary activities	5	-	-
Retained Profit for the year		1	82

All transactions arose from operations which discontinued on 31 July 2002 (see Note 1).

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There were no differences between the results disclosed in the profit and loss account and the results on an unmodified historic cost basis.

Radar Research Limited

Balance Sheet

As at 31 December 2004

	Notes	2004	2003
		£000	£000
Current assets			
Debtors	6	155	155
		155	155
Creditors: amounts falling due within one year	7	(1,202)	(1,203)
Net current liabilities		(1,047)	(1,048)
Net liabilities		(1,047)	(1,048)
Capital and reserves			
Called up share capital	8	500	500
Profit and loss account	9	(1,547)	(1,548)
Equity shareholders' liabilities	9	(1,047)	(1,048)

The financial statements on pages 7 to 13 were approved by the board of directors on 31 October 2005 and were signed on its behalf by:

Judith Passingham
Director

Radar Research Limited

Notes to the accounts

As at 31 December 2004

1 Principal accounting policies

Basis of preparation of the financial statements

The company ceased to trade on 31 July 2002. Accordingly, the going concern presumption in Financial Reporting Standard 18 is not appropriate and the accounts have been drawn up on a basis which reflects the decision to cease trading.

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable Accounting Standards in the United Kingdom. The principal accounting policies are set out below.

Cash flow statement

The company satisfies the small company limits set out in the Companies Act 1985. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

Radar Research Limited

Notes to the accounts

As at 31 December 2004

2 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging/(crediting):

	2004	2003
	£000	£000
Operating leases – land and buildings	106	117
Property rental income received	(118)	(113)

The auditor's remuneration for the year ended 31 December 2004 and 31 December 2003 has been borne by the immediate parent company, TNS UK Limited.

3 Employee information

The company had no employees (2003: nil) except for its directors who received no remuneration for their services during the year (2003: £nil).

4 Directors' emoluments

No directors received any emoluments during the year (2003: £nil).

F/N:82-4668

Radar Research Limited

Notes to the accounts

As at 31 December 2004

5 Taxation on ordinary activities

	2004	2003
	£000	£000
Analysis of credit in the year:		
Current tax		
UK corporation tax on profit for the year	-	-
Total current tax	-	-
Deferred tax		
Origination and reversal of timing differences		
- Current	-	-
- Prior	-	-
Total deferred tax	-	-
Tax on profit on ordinary activities	-	-
***Factor affecting tax credit for the year*:**		
Profit on ordinary activities before tax	1	82
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	-	25
Effects of:-		
Depreciation in excess of capital allowances	-	-
Exceptional items	-	-
Permanent timing differences	-	-
Corporation tax payment	-	-
Tax losses carried forward	-	(25)
	-	-

There is no un-provided deferred tax in the company (2003 - £nil). Deferred tax liabilities have not been discounted.

F/N'.82-4668

Radar Research Limited

Notes to the accounts

As at 31 December 2004

6 Debtors

	2004	2003
	£000	£000
Amounts owed by parent undertaking	155	155

The above amounts are interest free.

7 Creditors: Amounts falling due within one year

	2004	2003
	£000	£000
Amounts owing to group undertakings	506	507
Loan due to fellow group undertaking	696	696
	1,202	1,203

The above amounts are interest free and are payable on demand.

8 Called up share capital

	2004	2003
	£000	£000
Authorised, allotted and fully paid		
500,000 ordinary shares of £1 each	500	500

9 Reconciliation of movements in shareholders' funds

	2004	2003
	£000	£000
Opening shareholders' liabilities	(1,048)	(1,130)
Profit for the financial year	1	82

F/N·82-4668

Radar Research Limited

Notes to the accounts

As at 31 December 2004

Closing shareholders' liabilities	(1,047)	(1,048)

10 Financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land & Buildings	Plant & machinery	Total
Operating leases which expire:	£000	£000	£000
Within one year	76	-	76
	76	-	76

The property was sublet for the duration of the head lease on 31 January 2003 with the rental income from the sublet covering the lease commitment held by the company.

11 Related Party transactions

Radar Research Limited has related party transactions as defined by Financial Reporting Standard 8, with TNS UK Ltd, its immediate parent undertaking, and Taylor Nelson Sofres International Limited, its fellow group undertaking.

	2004 £000	2003 £000
Amounts owed to TNS UK Limited	506	507
Amounts owed to Taylor Nelson Sofres International Limited	696	696

12 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Limited Ltd and the ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.